Mail Stop 3561

September 14, 2006

Via Fax & U.S. Mail

Mr. Michael Weiner, Chief Executive Officer
New Frontier Media, Inc.
7007 Winchester Circle
Suite 200
Boulder, Colorado 80301

>   **Re: New Frontier Media, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2006**
>   **Filed June 13, 2006**
>   **File No. 000-23697**

Dear Mr. Weiner:

We have reviewed your response letter dated September 11, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Michael Weiner, CEO
New Frontier Media, Inc.
September 14, 2006
Page 2

Annual Report on Form 10-K for the fiscal year ended March 31, 2006

Notes to Consolidated Financial Statements, page F-10
Note 1. Organization and Summary of Significant Accounting Policies, page F-10
Recoupable costs and Producer Advances, page F-13

1.   We refer to our prior comment 2. Please clarify if the advances to producers
        relate to expenses paid on behalf of the producer, or advance royalty payments
        under your agreements. Further, please clarify the statement, "In the normal
        course of business, MRG has never had an instance where it was not able to
        recoup its costs or advances." Tell us if outside the normal course of business,
        any such costs or advances have not been recouped.

Note 6. Acquisitions, page F-19

2.   Please refer to your response to our prior comment 4. It appears as though a
        significant portion of the goodwill recorded relates to the ability to monetize the
        library of content acquired from MRG, as well international relationships. In this
        regard, please tell us how you determined the existence and fair value of
        identifiable intangibles and explain why no portion of the purchase price was
        allocated to the library and customer relationships. Please be detailed in your
        response. Refer to paragraph 39 of SFAS 141 and EITF 02-17.

                                    ****

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief